	Six Months Ended	Twelve Months Ended	
	Sep13	Mar 13	Mar 12
Cash provided by operating activities [1]	$100	$303	$497
Allocation of repurchase prepayment of 2.5% convertible senior notes	-	216	-
Interest expense, net of non-cash items	23	48	41
Current tax expense	7	6	23
Gain on investments	9	38	20
Net change of other assets and liabilities	132	(56)	4
EBITDA, Bank Defined	$271	$555	$585
Annualized EBITDA, Bank Defined	$542		

[1] See quarterly report on Form 10-Q and annual report on Form 10-K

EBITDA, Bank Defined, a liquidity measure, which is the measure of EBITDA that is used in the financial covenants of our bank credit agreement, is defined as Cash provided by operating activities plus (minus) (i) allocation of the repurchase prepayment of 2.5% convertible senior notes, (ii) interest expense, net of non-cash items, (iii) current income tax expense, (iv) gains/(losses) on investments and (v) net change of other assets and liabilities.